SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                          For the month of August, 2003

                              RYANAIR HOLDINGS PLC
                 (Translation of registrant's name into English)

                      c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                              County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________








                            RYANAIR ANNOUNCES PASSENGER

                       GROWTH OF 45% PROFITS INCREASE BY 12%


Ryanair, Europe's largest low fares airline today (5 August '03) announced record traffic, and profit growth for the quarter ended 30 June '03. Passenger traffic grew by 45% to 5.1m although both average load factors and yields declined by 5 points to 78% and by 14% to EUR41.71, respectively. These predicted reductions were due to the launch of 50 new routes and two new bases; the weakness of Sterling to the Euro; the closure of Buzz for the month of April and Ryanair's commitment to offer the lowest fares in every market it serves. Total revenues rose by 26%, operating costs rose by 29%, after tax margins declined from 20% to 18%, while Adjusted Net Profit increased by 12% to a record EUR43.8m.

                   Summary Table of Results (Irish GAAP) - in Euro
        Quarter ended           June 30, 2002    June 30, 2003    % Increase

        Passengers                       3.5m             5.1m          45%

        Revenue                     EUR194.3m        EUR245.2m          26%

        Adjusted Profit after        EUR39.0m         EUR43.8m          12%
        tax Note 1

        Adjusted EPS (Euro          5.16 cent         5.8 cent          12%
        Cent) Note 1


Note 1 - Adjusted Profit after tax and EPS, excludes the exceptional costs arising from the re-organisation of "Buzz" in April'03 of EUR2.7m (net of tax) and the Goodwill charge from the "Buzz" acquisition of EUR0.6m


Ryanair's Chief Executive, Michael O'Leary said in London today;

        "These record quarterly results reflect the continuing success right across Europe of Ryanair's low fares formula. During what B.A. last week described as the most testing period in aviation history, we continue to drive down airfares, reduce costs, but at the same time deliver increased profits and exceptional margins. Passenger volumes grew by 45% to a record 5.1m thanks to the successful launch of 50 new routes, two new bases at Milan-Bergamo and Stockholm-Skavsta, and the acquisition and relaunch of Buzz in May. This strong performance continues, as evidenced by the substantial increase in traffic and load factors for July'03 (statistics were released yesterday). These recorded a 40% growth in traffic over July'02 and a 6 point improvement in load factor from 79% in June to 85% in July.

        "Yields, as we predicted, were impacted by a combination of (1) the launch of the 50 new routes and the 2 new bases, (2) the weakness of Sterling to Euro, and (3) by our continuing policy of driving down airfares. We believe that yields for the fiscal year will be lower than last year by between 10% and 15% as we offer consumers lower fares whilst dismaying our competitors who forlornly hope that yields and fares will rise during this year. Of the 14% decline in yields during the quarter, 6% was due to the weakness of Sterling (half of all our sales are in sterling). This yield dilution will be partially offset by sterling cost savings. Our margins have also been diluted by the operation of the inefficient Buzz BAe146 aircraft on some routes, but these will be replaced by larger and lower cost 737-800's in October following our next set of deliveries from Boeing.

        "Apart from offering our passengers even lower air fares, we are tremendously proud of our outstanding customer service. The Association of European Airlines (AEA) has begun publishing customer service statistics since January, and these numbers prove that Ryanair is number one among Europe's major airlines for punctuality, least cancellations and fewest lost bags. As the recent British Airways strikes at Heathrow confirmed, the service that high fares airlines provide when things go wrong is no different to that provided by low fares carriers, despite the fact that people flying B.A. are paying air fares that are 5 to 10 times higher than they pay Ryanair.

        "Recently some competitor airports and airlines have initiated spurious legal actions to try to restrict route development, competition and lower fares at publicly owned airports. It is quite beyond our comprehension how an administrative court in Strasbourg could recently require the Strasbourg Chamber of Commerce to terminate our low cost agreement within two months. Despite the fact that Ryanair is the only airline operating the London-Strasbourg route, and delivering almost six times the traffic previously delivered by Air France, we may now be forced - against our wishes - to either increase air fares on the route, or pull off the route in the short-term, until such time as we can appeal and reverse this decision.

        "It is ludicrous that Air France having withdrawn ten international services from Strasbourg Airport over the last seven years (one of which was the London route) can win a local legal action which prevents 200,000 European consumers benefiting from low fare services between London and Strasbourg. We believe these passengers will not travel on a high fare Air France service which forces them to go via Charles de Gaulle to get to London or Strasbourg. This decision is wrong, it is bad for the regional airports of France, it is bad for regional tourism in France and could result in some 200 jobs being lost in the Strasbourg and Alsace region. We will appeal it, and are confident that this appeal will succeed and allow us to continue to develop low fare traffic at Strasbourg and tourism in the Alsace region.

        "The only grey cloud on our commercial horizon at present is the continuing EU investigation of our low cost base at Brussels Charleroi Airport. The European Commission, which has consistently promoted and championed deregulation and competition in inter-EU air travel needs to send a strong signal to the market that it will not allow political lobbying or local court orders to prevent Ryanair (and other low fares airlines) making air travel more affordable for consumers all over Europe. Over the past twelve months our 18 million passengers will have saved over EUR2.0bn compared to the air fares charged by our high fare flag carrier competitors and this year more than 20,000 jobs will be created as a result of Ryanair's traffic at secondary and regional airports all over Europe. Many European consumers who weren't rich enough to fly with the flag carriers can now afford to travel to visit friends and families and/or go on holidays. We remain confident that Commissioner de Palacio will support competition and low fare air travel and will support the right of publicly owned airports to compete on an equal basis with privately owned airports for this business.

        "We welcome Minister Brennan's announcement that the Irish airport monopoly will be split up enabling Dublin, Cork and Shannon to compete against each other for traffic. Competition is good for consumers and will be good for Irish tourism. We remain concerned about the lengthy timescale for the implementation of the split and the mystifying lack of progress in the development of competing Terminals at Dublin airport. Why are we still waiting for the Irish Government to do something in order to kick start Irish tourism and to create more badly needed jobs in the Irish economy? Unless this competition is implemented by November it will mean that yet another year of tourism growth will be lost to the Irish economy. We therefore strongly urge Bertie Ahern's government to stop dithering, take some decisions in the interest of consumers, and urgently split up the Aer Rianta monopoly by introducing multiple competing terminals at Dublin airport.

        "As highlighted by the release of our July traffic statistics yesterday, current trading continues to be in line with expectations and previous guidance. In July Ryanair became the first low fares airline in Europe to carry over 2m passengers in one month, which renews our confidence that substantial traffic growth for the full year will be achieved. We still continue to believe that yields will be between 10% to 15% lower than last year, however, we expect profits to grow materially and that we will (as previously predicted) maintain net margins in excess of 20%.

        "This continuing profit growth separates Ryanair from almost all other airlines in Europe, and re-emphasises the superiority of Ryanair's low-cost, low fares business model, and disciplined way in which we are rolling it out across Europe".



ENDS                                                     Tuesday 5th August 2003



For results and further information please contact:

        Howard Millar         Pauline McAlester
        Ryanair Holdings Plc  Murray Consultants
        Tel: 353-1-8121212    Tel: 353-1-4980300


Certain of the information included in this release is forward looking and is subject to important risks and uncertainties that could cause actual results to differ materially. It is not reasonably possible to itemise all of the many factors and specific events that could affect the outlook and results of an airline operating in the European economy. Among the factors that are subject to change and could significantly impact Ryanair's expected results are the airline pricing environment, fuel costs, competition from new and existing carriers, market prices for replacement aircraft, costs associated with environmental, safety and security measures, actions of the Irish, U.K., European Union ("EU") and other governments and their respective regulatory agencies, fluctuations in currency exchange rates and interest rates, airport access and charges, labour relations, the economic environment of the airline industry, the general economic environment in Ireland, the UK and Continental Europe, the general willingness of passengers to travel and other economics, social and political factors.

Ryanair is Europe's largest low fares airline with 125 low fare routes across 16 countries. Ryanair operates a fleet of 67 aircraft, with firm orders for up to a further 117 new Boeing 737-800's which will be delivered over the next 8 years. Ryanair currently employs a team of 2,100 people and expects to carry in excess of 23 million scheduled passengers in the current year.




Ryanair Holdings plc and Subsidiaries

Consolidated Profit and Loss Accounts in accordance with UK and Irish GAAP(unaudited)

                                                Quarter        Quarter
                                                  ended          ended
                                               June 30,       June 30,
                                                   2003           2002
Operating Revenues

Scheduled revenues                              214,031        172,761

Ancillary revenues                               31,125         21,501
                                                --------        -------

Total operating revenues
-continuing operations                          245,156        194,262
                                                --------        -------

Operating expenses

Staff costs                                      29,902         23,425

Depreciation and amortisation                    23,037         18,373

Other operating expenses

           Fuel & Oil                            40,658         33,645

           Maintenance, materials and
           repairs                               11,184          9,449

           Marketing and distribution
           costs                                  7,683          5,485

           Aircraft rentals                       1,506              -

           Route charges                         25,149         16,491

           Airport and Handling
           charges                               34,517         28,163

           Other                                 18,446         13,876
                                                --------        -------

Total operating expenses                        192,082        148,907
                                                --------        -------

Operating profit before exceptional items
and goodwill                                     53,074         45,355

Buzz re-organisation costs                       (3,012)             -

Amortisation of goodwill                           (584)             -
                                                --------        -------

                                                 (3,596)             -
                                                --------        -------

Operating profit after exceptional items
and goodwill                                     49,478         45,355
                                                --------        -------


Other income/(expenses)

Foreign exchange gains/(losses)                     193         (2,581)

(Loss) on disposal of fixed assets                    -            (22)

Interest receivable and similar
income                                            6,470          7,002

Interest payable and similar charges            (11,076)        (6,394)
                                                --------        -------

Total other income/(expenses)                    (4,413)        (1,995)
                                                --------        -------


Profit before taxation                           45,065         43,360

Tax on profit on ordinary activities             (4,545)        (4,396)
                                                --------        -------


Profit for the period                            40,520         38,964
                                                ========        =======


Earnings per ordinary share
           -Basic(Euro cent)                       5.37           5.16
           -Diluted(Euro cent)                     5.30           5.09

Adjusted Earnings per ordinary share*
           -Basic(Euro cent)                       5.80           5.16
           -Diluted(Euro cent)                     5.73           5.09

Number of ordinary shares(in 000's)
           -Basic                               755,204        755,031
           -Diluted                             764,469        765,996


* Calculated on Profit for period before exceptional items
(net of tax) and goodwill                                              Page 1




Ryanair Holdings plc and Subsidiaries

Consolidated Balance Sheets in accordance with UK and Irish GAAP(unaudited)

                                  June 30       March 31,
                                     2003            2003
                                  EUR'000         EUR'000
                                   -------         -------
Fixed assets

Tangible assets                 1,455,784       1,352,361

Aircraft deposits                       0               0

Intangible Assets                  46,166               -
                                 ---------     -----------


Total fixed assets              1,501,950       1,352,361
                                 ---------     -----------



Current Assets

Cash and liquid resources       1,077,478       1,060,218

Accounts receivable                10,173          14,970

Other assets                       19,850          16,370

Inventories                        23,610          22,788
                                 ---------     -----------


Total current assets            1,131,111       1,114,346
                                 ---------     -----------


Total assets                    2,633,061       2,466,707
                                 =========     ===========


Current liabilities

Accounts payable                   48,844          61,604

Accrued expenses and other
liabilities                       316,361         251,328

Current maturities of long
term debt                          68,999          63,291

Short term borrowings               1,531           1,316
                                 ---------     -----------


Total current liabilities         435,735         377,539
                                 ---------     -----------

Other liabilities

Provisions for liabilities and
charges                            86,379          67,833

Accounts payable due after one
year                                4,223           5,673

Long term debt                    821,608         773,934
                                 ---------     -----------

                                  912,210         847,440
                                 ---------     -----------


Shareholders' funds - equity

Called - up share capital           9,611           9,588

Share premium account             556,357         553,512

Profit and loss account           719,148         678,628
                                 ---------     -----------

Shareholders' funds - equity    1,285,116       1,241,728
                                 ---------     -----------


Total liabilities and
shareholders' funds             2,633,061       2,466,707
                               ===========     ===========

                                                                  Page 2



Ryanair Holdings plc and Subsidiaries

Consolidated Cashflow Statements
in accordance with UK and Irish
GAAP (unaudited)

                                              Ryanair          Ryanair
                                         Holdings plc     Holdings plc

                                              Quarter          Quarter
                                                ended            ended
                                             June 30,         June 30,
                                                 2003             2002
                                              EUR'000          EUR'000
                                               -------          -------

Net cash inflow from operating
activities                                    113,486          113,570


Returns on investments and servicing
of finance                                     (3,842)             220

Taxation                                            -             (591)

Capital expenditure(including aircraft
deposits)                                    (128,145)         (74,149)

Acquisitions and disposals                    (20,704)               -
                                               -------          -------

Aircraft deposits                                   0                0
                                               -------          -------

Net cash (outflow)/inflow before financing
and management of liquid resources            (39,205)          39,050

Financing                                      56,250           46,442

(Increase) in liquid resources                (66,371)        (126,749)
                                               -------          -------

(Decrease) in cash                            (49,326)         (41,257)
                                               =======          =======

Analysis of movement in liquid
resources

At beginning of year                          982,352          816,023

Increase in period                             66,371          126,749
                                               -------          -------

At end of period                            1,048,723          942,772
                                               =======          =======


Analysis of movement in cash

At beginning of year                           76,550           77,747

Net cash (outflow)                            (49,326)         (41,257)
                                               -------          -------


At end of period                               27,224           36,490
                                               =======          =======

                                                                     Page 3



Ryanair Holdings plc and Subsidiaries

Consolidated Statement of Changes in Shareholders' Funds - Equity in accordance with UK and Irish GAAP (unaudited)

                                             Share     Profit
                                Ordinary   premium   and loss
                                  shares   account    account       Total
                                 EUR'000   EUR'000    EUR'000     EUR'000
                                  -------   -------    -------     -------
Balance at April 1, 2003           9,588   553,512    678,628   1,241,728

Prior year adjustment                  0         0          0           0

Issue of ordinary equity shares       23     2,845          -       2,868

Profit for the financial period        -         -     40,520      40,520
                                  -------   -------     ------     -------
Balance at June 30, 2003           9,611   556,357    719,148   1,285,116
                                  =======   =======     ======     =======


                                                                   Page 4



Ryanair Holdings plc and Subsidiaries

Consolidated Profit and Loss Accounts in accordance with US GAAP (unaudited)

                                                  Quarter          Quarter
                                                    ended            ended
                                                 June 30,         June 30,
                                                     2003             2002
                                                  EUR'000          EUR'000
Operating Revenues

Scheduled revenues                                214,031          172,761

Ancillary revenues                                 31,125           21,501
                                                  --------          -------

Total operating revenues
-continuing operations                            245,156          194,262
                                                  --------          -------

Operating expenses

Staff costs                                        29,682           23,186

Depreciation and amortisation                      23,037           18,373

Other operating expenses

      Fuel & Oil                                   40,658           33,645

      Maintenance, materials and repairs           11,184            9,449

      Marketing and distribution costs              7,683            5,485

      Aircraft rentals                              1,506                -

      Route charges                                25,149           16,491

      Airport and Handling charges                 34,517           28,163

      Other                                        18,424           13,854
                                                  --------          -------

Total operating expenses                          191,840          148,646
                                                  --------          -------


Operating profit before exceptional items          53,316           45,616

Buzz re-organisation costs                         (3,012)               -
                                                  --------          -------

Operating profit after exceptional items           50,304           45,616

Other income/(expenses)

Foreign exchange gains/(losses)                       193           (2,581)

(Loss) on disposal of fixed assets                      -              (22)

Interest receivable and similar income              6,470            7,002

Interest payable and similar charges               (9,253)          (5,387)
                                                  --------          -------

Total other income/(expenses)                      (2,590)            (988)
                                                  --------          -------

Profit on ordinary activities
before taxation                                    47,714           44,628

Tax on profit on ordinary
activities                                         (4,800)          (4,537)
                                                  --------          -------

Net Income                                         42,914           40,091
                                                  ========          =======

Net Income per ADS
      -Basic(Euro cent)                             28.41            26.55
      -Diluted(Euro cent)                           28.07            26.17

Adjusted Net Income per ADS *
      -Basic(Euro cent)                             30.20            26.55
      -Diluted(Euro cent)                           29.84            26.17

Weighted Average number of shares
      -Basic                                      755,204          755,031
      -Diluted                                    764,469          765,996


* Calculated on Net Income before exceptional items (net of tax)

                                                                    Page 5




Ryanair Holdings plc and Subsidiaries

Summary of significant differences between UK, Irish and US generally accepted accounting principles(unaudited)

(A) Net income under US GAAP

                                                     Quarter ended
                                                 June 30,     June 30,
                                                     2003         2002
                                                  EUR'000      EUR'000
                                                   -------      -------
Profit as reported in the consolidated profit
and loss accounts in accordance with UK and Irish
GAAP                                               40,520       38,964

Adjustments

Pension                                               220          122

Amortisation of goodwill                              584            -

Employment grants                                       -          117

Capitalised interest re aircraft acquisition
programme                                           1,823        1,007

Darley Investments Limited                             22           22

Tax effect of adjustments                            (255)        (141)
                                                   -------      -------

Net income under US GAAP                           42,914       40,091
                                                   =======      =======



                                                      Quarter ended
                                                 June 30,     June 30,
                                                     2003         2002
                                                  EUR'000      EUR'000
                                                   -------      -------

Cash inflow from operating activities             109,644      113,199

Cash inflow/(outflow) from investing
activities                                         96,891     (241,106)

Cash inflow from financial activities              56,465       48,310
                                                   -------      -------

Increase/(decrease)in cash and cash
equivalents                                       263,000      (79,597)

Cash and cash equivalents at beginning of
year                                              658,366      482,492
                                                   -------      -------

Cash and cash equivalents at end of period        921,366      402,895
                                                   =======      =======

Cash and cash equivalents under US GAAP           921,366      402,895

Deposits with a maturity of between three and
six months                                        156,112      583,740
                                                   -------      -------

Cash and liquid resources under UK and Irish
GAAP                                            1,077,478      986,635
                                                   =======      =======

                                                                        Page 6





Ryanair Holdings plc and Subsidiaries

Summary of significant differences between UK, Irish and US generally accepted accounting principles(unaudited)

(C) Shareholders' funds - equity

                                                        June 30,        June 30,
                                                            2003            2002
                                                         EUR'000         EUR'000
                                                         -------         -------
Shareholders' equity as reported in the
consolidated balance sheets (UK and Irish GAAP)        1,285,116       1,041,238

Adjustments:

Pension                                                    3,331           2,536

Unrealised gains on forward exchange
contracts                                                      -           4,189

Employment grants                                              -           (352)

Goodwill                                                     584               -

Capitalised interest re aircraft
acquisition programme                                     12,112           6,034

Darley Investments Limited                                  (217)          (305)

Investments                                                    -               -

Unrealised Pension deficit(net of tax)                    (2,656)              -

Derivative financial instruments(net
of tax)                                                  (95,505)       (17,401)

Tax effect of adjustments                                 (1,930)        (1,901)
                                                         -------         -------

Cumulative effect of change in accounting
policies                                                       0               0
                                                         -------         -------

Shareholders' equity as adjusted to accord
with US GAAP                                           1,200,835       1,034,038
                                                         =======         =======

Opening shareholders' equity under US
GAAP                                                   1,177,187       1,019,607

Comprehensive Income adjustments

Investments                                                    -               -

Unrealised Pension deficit(net of tax)                         -               -

Unrealised (losses) on derivative financial
instruments(net of tax)                                  (22,134)       (25,660)
                                                         -------         -------
                                                         (22,134)       (25,660)


Net income in accordance with US GAAP                     42,914          40,091

Stock issued for cash                                      2,868               -
                                                         -------         -------

Closing shareholders' equity under US GAAP             1,200,835       1,034,038
                                                         =======         =======

                                                                       Page 7


                              Ryanair Holdings plc

                 Management Discussion and Analysis of Results

                      For the quarter ended June 30, 2003

Introduction

Profit after tax increased by 4% to EUR40.5m including the exceptional costs and goodwill arising from the "Buzz" acquisition. Adjusted Profit after tax (excluding exceptional costs of EUR2.7m (net of tax) and goodwill of EUR0.6m arising from the "Buzz" acquisition), increased by 12% to EUR43.8m For the purposes of the MD&A all discussion below is by reference to the adjusted Profit and Loss excluding the exceptional costs and goodwill arising from the "Buzz" acquisition.

Summary

Profit after tax increased by 12% to EUR43.8m compared to EUR39.0m in the previous quarter ended June 30, 2002 driven by continued strong growth in passenger volumes and tight cost control. Operating margins declined by 1 point to 22%, which resulted in Operating Profit increasing by 17% to EUR53.1m.

Total Operating Revenues grew by 26% to EUR245.2m whilst passenger numbers grew by 45% to 5.1m.

Scheduled Passenger revenues increased by 24% to EUR214.0m, which is lower than the growth in passenger volume, and reflects a decline in average fares of 14% during the quarter. The 14% decline in average fares is due to a combination of the, launch of new routes and new bases, the weakness of sterling to euro (which accounted for 6% of the decline), and Ryanair's policy of driving down airfares.

Ancillary Revenue grew by 45% to EUR31.1m, and reflects strong growth in non-flight scheduled revenue, car hire, and on-board sales. There were no Charter revenues arising during the quarter due to the termination of the programme.

Total Operating Expenses increased by 29% to EUR192.1m due to the increased costs associated with the higher level of activity, primarily, staff, fuel, depreciation, route charges and airport & handling costs. Operating costs continue to rise at a slower rate than the growth in passenger volumes reflecting the increased operational efficiencies arising from the higher proportion of 737-800 aircraft operated.

Other Income/Expenses declined significantly by EUR2.4m primarily due to higher interest charges payable arising from the increased level of debt.

Net margins as a result declined by 2 points to 18% whilst Net Profit increased by 12% to EUR43.8m.

Earnings per share increased by 12% to 5.8 euro cent, which is in line with the growth in Net Profit.

Balance Sheet

Cash and Liquid Resources increased from EUR1,060.2m at March 31, 2003 to EUR1,077.5m at June 30, 2003, reflecting the increased cash flows from the profitable trading performance during the period offset by capital expenditure in respect of the aircraft acquisition programme. Three additional aircraft were delivered during the quarter, which in addition to aircraft deposits accounted for the majority of the EUR120.5m incurred in capital expenditure. Advance delivery deposits amounted to EUR289.7m at the quarter end. This increase was part funded by the draw down of long-term debt, which increased, (net of repayments) by EUR53.4m during the quarter. The cost of the Buzz acquisition amounting to EUR20.7m was also funded from internal cash resources during the period. Shareholders' Funds at June 30, 2003 have increased to EUR1,285.1m, compared to EUR1,241.7m at March 31, 2003.

Detailed Discussion and Analysis - Quarter ended June 30, 2003

Profit after tax has increased by 12% to EUR43.8m driven by strong growth in passenger volumes at lower average fares and continued tight cost control. Operating Margin declined by just 1 point to 22% whilst, Net Margin declined by 2 points to 18% compared to the previous quarter due to the lower average fares achieved during the quarter and the impact of the increased interest charges arising from the higher level of debt.

Total Operating Revenues increased by 26% to EUR245.2m whilst passenger volumes increased by 45% to 5.1m.

Scheduled Passenger Revenues increased by 24% to EUR214.0m primarily due to a 45% increase in passenger volumes on new and existing routes, partly offset by a 14% decline in average fares. The decline in average fares is due to the launch of new routes and new bases, the weakness of sterling to the euro (which accounted for 6% of the decline), and Ryanair's policy of reducing airfares.

Ancillary Revenues increased by 45% to EUR31.1m, which is in line with the growth in passenger volumes, and reflects increases in, non-flight scheduled revenues, car hire revenues, and other ancillary product revenues. There were no Charter revenues arising, due to the cessation of the programme. Ancillary revenues increased to 13% of total revenues compared to 11% in the previous quarter.

Total Operating Expenses increased by 29% to EUR192.1m due to the increased level of activity, and the increased costs primarily staff, depreciation, fuel, route charges and airport & handling costs associated with the expansion of the airline.

Staff costs have increased by 28% to EUR29.9m, which reflects a 26% increase in employees to 2,135 and the impact of the 3% pay increases granted during the quarter.

Depreciation and Amortisation increased by 25% to EUR23.0m primarily due to the increase in the number of aircraft owned and the amortisation of capitalised maintenance costs.

Fuel costs rose by 21% to EUR40.7m due to a 56% increase in the number of hours flown, offset by a lower average US$ cost per gallon, an improvement in the fuel burn rate due to a higher proportion of 737-800 aircraft operated, and the positive impact of the strengthening of the euro to the dollar.

Maintenance costs increased by 18% to EUR11.2m reflecting an increase in the size of the fleet operated, and an increase in the number of flight hours, offset by, increased reliability in the fleet due to the higher proportion of 737-800 aircraft operated, and a reduction in the level of unscheduled engine maintenance during the quarter.

Marketing and Distribution Costs rose by 40% to EUR7.7m due to a higher spend on the promotion of the new routes launched, and the additional marketing costs associated with the launch of the two new bases at Milan-Bergamo and Stockholm-Skavsta.

Aircraft Rental Costs of EUR1.5m arose during the quarter reflecting the lease rental costs associated with the acquired "Buzz" aircraft.

Route Charges increased by 53% to EUR25.1m due to an increase in the number of sectors flown, an increase in the average sector length and an increase in the size of aircraft operated which incur a higher charge offset by the impact by a weaker Sterling to Euro exchange rate.

Airport and Handling Charges increased by 23% to EUR34.5m due to an increase in the number of passengers flown, and the impact of increased airport and handling charges on some existing routes, offset by lower charges on our new European routes and at our new bases.

Other Expenses increased by 33% to EUR18.4m, which is less than the growth in ancillary revenues due to improved margins on some products, and cost reductions achieved on other indirect costs.

Operating margin has declined by 1 point to 22% due to the reasons outlined above and this in turn has resulted in Operating Profits increasing by 17% to EUR53.1m during the quarter.

Interest Receivable declined by 8% to EUR6.5m reflecting the increase in cash resources, offset by reductions in deposit rates during the period. Interest Payable increased by EUR4.4m to EUR11.1m due to the increased level of debt arising from the acquisition of new aircraft.

Taxation has increased by 10% to EUR4.9m, which is less than the growth in pre-tax profits and primarily reflects the continued decline in the headline rate of Corporation Tax in Ireland.

The Company's Balance Sheet continues to benefit from the profitable trading performance during the period. Tangible fixed assets increased to EUR1,455.8m from EUR1,352.4m principally as a result of the delivery of three additional aircraft since March 31, 2003 and the payment of deposits for future deliveries. Advance delivery deposits amounted to EUR289.7m at the quarter end. The Company generated cash from operating activities of EUR105.9m, which funded all advance payments on future deliveries whilst the balance is reflected in the higher cash and liquid resources figure of EUR1,077.5m. Total Debt has increased by a further EUR53.4m, net of repayments, since March 31, 2003 to EUR890.6m. Shareholder's Funds at June 30, 2003 have increased to EUR1,285.1m compared to EUR1,241.7m at March 31, 2003.

Cash Flow from operating activities amounted to EUR113.5m, which incorporates the exceptional items arising from the Buzz acquisition of EUR3.0m, was in line with the previous quarter and reflects the increase in Operating Profits including exceptionals augmented by non cash items offset by an adverse movement in working capital.


                       Notes to the Financial Statements


1. Accounting Policies

        The accounting policies followed in the preparation of these consolidated financial statements for the quarter ended June 30, 2003 are consistent with those set out in the previous fiscal year ended March 31, 2003.

2. Approval of the Financial Statements

        The Audit Committee approved the consolidated financial statements for the quarter ended June 30, 2003 on July 29, 2003.

3. Generally Accepted Accounting Policies

        The Management Discussion and Analysis of Results for the Quarter ended June 30, 2003 are based on the results reported under Irish and UK GAAP.





                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date: 5 August, 2003

                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director